Filed by Equity Commonwealth
(Commission File No.: 001-09317)
Pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed Pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Monmouth Real Estate Investment Corporation
(Commission File No.: 001-33177)

Two North Riverside Plaza Suite 2100 Chicago, IL 60606

August 25, 2021

Dear Monmouth Shareholders:

For more than 50 years, the Equity group of companies has had the opportunity and great responsibility of managing our capital and our investors’ capital across a variety of businesses and asset classes. We have maintained a disciplined and prudent approach to investing, with the goal being to create and deliver long-term value to our shareholders.

In early 2014, during the proxy battle for control of Equity Commonwealth (“EQC”), at the time named CommonWealth REIT, we went to see the ISS Special Situations team. In that meeting, we laid out a plan for what we would do if we were successful gaining responsibility for the company. Following ISS and shareholder support, we put in place a leading corporate governance structure and began implementing our strategic plan focused on creating value for our shareholders. In the seven years since we took responsibility, we have completed the sale of $7.6 billion of assets, repaying $3.3 billion of debt and returning $1.4 billion of capital to shareholders through dividends and share buybacks. Today, we have $3 billion of cash and no outstanding debt. Our execution has resulted in outperformance for EQC compared to its office REIT peers by over 2x.1

We have spent the last few years reviewing numerous opportunities across a range of sectors in the real estate industry. When we started, we were looking for bargains. Over time, with the tremendous amount of capital looking for a home and no bargains to be found, we shifted our focus to something we have been doing for decades - base building. The Equity group of companies has built a base in each of the residential, manufactured housing and office sectors, and we are now looking to do so in the industrial sector.  We believe we have found the right partner with whom to do that in Monmouth Real Estate Investment Corporation (“Monmouth”). With our combined portfolios, along with the EQC management team and balance sheet, we have the opportunity to create significant long-term value through this transformational merger with Monmouth. Our approach with the Monmouth transaction is to increase value for shareholders by repositioning the portfolio and making accretive acquisitions in the industrial sector, utilizing our cash and unencumbered balance sheet.

Based on our revised offer, Monmouth shareholders will have the option to elect to receive, for each Monmouth common share, either (i) $19.00 of cash or (ii) 0.713 shares of EQC stock. Pursuant to the terms of the Merger Agreement, the aggregate cash consideration will be $641 million and the transaction will result in the issuance of 46.2 million EQC common shares. We incorporated a cash election option to provide shareholders with greater value certainty, while enabling shareholders to retain the potential future upside from the execution of our business plan.

Based on our revised offer, Monmouth shareholders will receive more in current value than Starwood’s taxable cash offer and benefit from the upside from our strategic combination. Using a hypothetical basis of $15.00 per share, a Monmouth shareholder’s estimated net cash proceeds, under Starwood’s offer, would be approximately $18.36 per share, a 0.5% discount to the current value of a stock election based on EQC’s closing price on August 24, 2021.2

1 Source, Bloomberg. Total Returns from January 2, 2014 to August 24, 2021. Office REITs include BDN, BXP, CLI, CUZ, CXP, DEI, ESRT, HIW, HPP, JBGS, KRC, OFC, OPI, PGRE, PDM, SLG, VNO, WRE.
2 The estimated net proceeds of $18.36 per share assumes shares are owned for a minimum of one year and a 20% federal capital gains tax is due. This example does not consider additional taxes that may be due or a higher tax rate if shares are owned over a shorter time period. Shareholders should consult with their tax advisor before making any determination on potential proceeds from Starwood’s cash offer.

We strongly believe there are significant merits of a combination of EQC and Monmouth for the following reasons:

1.	Industrial fundamentals have never been stronger – more e-commerce means more warehouses; it is not the right time to sell

The pandemic has accelerated the pace of adoption of e-commerce and next-day delivery resulting in increased demand for industrial properties. While supply for these properties has increased, it has not kept pace with growing demand. We don’t view this imbalance as momentary – we are in the midst of a long-term secular shift in the logistics networks across the U.S. The recent growth and performance reported by industrial REITs are a testament to these outstanding supply-demand fundamentals.

2.	We offer a unique opportunity to be part of a well-capitalized public industrial platform

We are an unconventional REIT in a unique position, with no debt and approximately $3 billion in cash. We expect our cash balance to be approximately $2.5 billion after closing the transaction and the disposition of our office properties. We are offering MNR shareholders the opportunity to partner with us in a tax efficient manner by offering the option to receive EQC shares, as we build a leading industrial platform.

Equity Commonwealth plans to leverage the Monmouth team’s industrial experience and contacts to manage Monmouth’s single-tenant net leased portfolio. We have been working together with the Monmouth team since early-May, and we do not anticipate any challenges or transition issues, particularly in light of the nature of this portfolio where the tenants have responsibility for most of the day-to-day operations. Each of us, Sam and David, has industrial real estate experience, including with Equity Office Properties, one of our public REITs discussed below, where we owned and managed over 12 million square feet of industrial assets through our acquisition of another public REIT in 2001. In addition, EQC owned and managed approximately 6.4 million square feet of industrial properties that we sold while executing our repositioning strategy. When it comes to future investments, Equity Commonwealth has existing relationships with many of the leading industrial real estate brokers across the country. David Weinberg, EQC’s EVP and Chief Operating Officer, has in the past completed industrial transactions with some of the top brokers at CBRE, Eastdil Secured and JLL. We are currently engaged with these brokers looking for investment opportunities. In addition, we look forward to continuing the existing merchant builder relationships the Monmouth team has forged over the years. We do not plan to have a significant development footprint to start, though like we have run our other real estate companies, we may use partnerships to build that capability over time. We are confident that as we grow and emerge as a leading industrial owner, we will be able to recruit top talent in the industrial sector, as needed.

3.	Our track record speaks for itself

We are not simply asking you to trust us, but rather to rely on the empirical data. The Equity group of companies has spent decades building strong stable businesses for shareholders. We have done so successfully with each of the public REITs we’ve sponsored - Equity Office Properties, Equity Lifestyle Properties (NYSE: ELS), and Equity Residential (NYSE: EQR). In each instance, these businesses allowed us to create and grow platforms and outperform our peers. We are confident that at EQC we have the right team and balance sheet to create similar long-term value for our shareholders.

We invite you to join us as we build an industrial business. We are incredibly excited about a combination with Monmouth and believe that partnering to build a best-in-class industrial real estate company represents the most compelling opportunity for long-term value creation for all of us.

Sincerely,

/s/ Sam Zell	/s/ David Helfand
Sam Zell	David Helfand

Chairman	President & CEO
EQUITY COMMONWEALTH	EQUITY COMMONWEALTH

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval in any jurisdiction pursuant to or in connection with the proposed merger and share issuance or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed merger, EQC has filed a registration statement on Form S-4 with the SEC, which became effective on July 23, 2021 to register the EQC common shares to be issued pursuant to the merger. The registration statement includes a joint proxy statement/prospectus which was filed by EQC and Monmouth with the SEC and has been sent to the common shareholders of EQC seeking their approval of the share issuance and to the common shareholders of Monmouth seeking their approval of the proposed merger (as amended or supplemented, the “joint proxy statement/prospectus”). EQC and Monmouth have filed with the SEC, and have sent to their respective common shareholders, an amendment to the joint proxy statement/prospectus describing the amended terms of the merger. EQC and Monmouth may also file other documents regarding the proposed merger and share issuance with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER AND SHARE ISSUANCE. Investors and security holders may obtain free copies of the registration statement and joint proxy statement/prospectus and other documents filed with the SEC by EQC or Monmouth through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by EQC on EQC’s website at ir.eqcre.com and may obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by Monmouth on Monmouth’s website at www.mreic.reit.

Participants in the Solicitation

EQC and certain of its trustees and executive officers and Monmouth and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from EQC’s shareholders and from Monmouth’s shareholders in connection with the proposed merger and share issuance under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of the trustees and executive officers of EQC and the directors and executive officers of Monmouth in the registration statement on Form S-4, the joint proxy statement/prospectus and other relevant materials filed with the SEC by EQC or Monmouth regarding the proposed merger and share issuance. You may obtain free copies of these documents at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC will also be available free of charge from EQC or Monmouth using the source indicated above.

Forward-Looking Statements

Some of the statements contained in this communication constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by the use of forward-looking terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or the negative of these words and phrases or similar words or phrases which are predictions of or indicate future events or trends and which do not relate solely to historical matters. You can also identify forward-looking statements by discussions of strategy, plans or intentions.

The forward-looking statements contained in this communication reflect EQC’s current views about future events and are subject to numerous known and unknown risks, uncertainties, assumptions and changes in circumstances regarding EQC and Monmouth that may cause EQC’s actual results to differ significantly from those expressed in any forward-looking statement, including, without limitation, (i) inability to complete the proposed merger because, among other reasons, one or more conditions to the closing of the proposed merger may not be satisfied or waived; (ii) uncertainty as to the timing of completion of the proposed merger; (iii) potential adverse effects or changes to relationships with EQC’s and/or Monmouth’s tenants, employees, service providers or other parties resulting from the announcement or completion of the proposed merger; (iv) the outcome of any legal proceedings that may be instituted against the parties and others related to the Merger Agreement; (v) possible disruptions from the proposed merger that could harm EQC’s or Monmouth’s respective business, including current plans and operations; (vi) unexpected costs, charges or expenses resulting from the proposed merger; (vii) uncertainty of the expected financial performance of EQC following completion of the proposed merger, including the possibility that the benefits anticipated from the proposed merger will not be realized or will not be realized within the expected time period; (viii) legislative, regulatory and economic developments; and (ix) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism, outbreak of war or hostilities and epidemics and pandemics, including COVID-19, as well as EQC’s or Monmouth’s management’s response to any of the aforementioned factors. EQC cannot provide any assurances that the merger will happen as described or that they will happen at all.

The forward-looking statements made in this communication are made only as of the date hereof. EQC disclaims any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, of new information, data or methods, future events or other changes. For a further discussion of risk factors that could cause EQC’s or Monmouth’s future results to differ materially from any forward-looking statements, see the section entitled “Risk Factors” in EQC’s most recent Annual Report on Form 10-K for the year ended December 31, 2020 and in EQC’s Quarterly Reports on Form 10-Q for subsequent quarters.